UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
               COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
                   OR RETAINED BY A REGISTERED HOLDING COMPANY
                  OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
          CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.   Name and business address of person filing statement.

     David M. Sparby, 414 Nicollet Mall, Minneapolis, MN 55401

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     Not  Applicable

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Xcel Energy, Inc. and its subsidiary, Xcel Energy Services, Inc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     The undersigned is an employee of Xcel Energy Services, Inc. with the title Vice President of Government and Regulatory Affairs. His responsibilities consist of representing and advising Xcel on federal and state government affairs issues, including, but not limited to, presenting, advocating or opposing matters affecting the company, before Congress and the regulatory commissions and officials specified in Section 12(i) of PUHCA.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


--------------------------------------------------------------------------------




                                 Salary or other
                                 compensations
                              --------------------
                              received   to be           Person or company from whom
Name of recipient               (a)       (b)             received or to be received
------------------------------------------------------------------------------------
David M. Sparby                        $240,000          Xcel Energy Services, Inc.




(b)  Basis for compensation if other than salary.

     This amount reflects the undersigned's annual salary. The undersigned may also receive short and long term compensation based on individual and company performance and stock options. These amounts are not reflected in the figure in 5(a) given that these amounts have not yet been determined.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

     (a)  Total amount of routine expenses charged to client: $
                                                               --------

     (b)  Itemized list of all other expenses:


Date      May 25, 2004                             Signed    /s/ David M. Sparby
      ---------------------                        -----------------------------



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